EXHIBIT 7.1

Statement explaining how certain ratios were calculated in annual report

The debt to equity ratio of 1.3%, is calculated using the equity attributable to equity holders of the Company and total amount of borrowings amounting to RMB17,618.6 million and RMB231.8 million, respectively.